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                                                                     EXHIBIT 4.8


                                 CONFIDENTIAL

February 8, 2000

[Officer]
GlobalSCAPE, Inc.

     Re:  GlobalSCAPE, Inc. 1998 Stock Option Plan (the "Stock Option Plan")

Dear [Officer]:

     On January 1, 1998 you and GlobalSCAPE, Inc. ("GlobalSCAPE") signed a letter under which GlobalSCAPE granted you an option vesting over a three year period beginning January 1, 1998 (the "Option").

     Section 9 of the letter and Section 5 of the Plan contain provisions requiring adjustment of your Option under circumstances described in those provisions. As you know, the Boards of Directors of GlobalSCAPE and ATSI have approved a financing plan as described in more detail on the attached Exhibit A
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(the "Financing Plan"). To create the number of common shares needed to establish a viable public market as contemplated by this plan, GlobalSCAPE will either have to issue substantially more shares than the 1.7 million currently outstanding, or will have to declare a stock split. The issuance of additional shares or a stock split, taken by itself, might give rise to a requirement that the number of shares subject to your Option be adjusted. However, we believe that any new issuance or stock split that occurs would be part of the financing Plan described on Exhibit A which, as a whole, is not the type of event that
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should give rise to an adjustment under the letter and the Plan. In exchange for
$5,000, you have agreed that you will not claim any right of adjustment in the number of common shares underlying your Option under the terms of the letter and the Plan as a result of the consummation of the Financing Plan, and you agree that you will not claim that the financing plan was unfair to you.

     Please sign this letter where indicated below and return it to me to acknowledge your agreement.

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                                          Sincerely,



                                          Arthur L. Smith
                                          Chairman of the board of GlobalSCAPE

Agreed:

_________________________
[Officer]
Date:_____________